12013618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012

SEC FILE NUMBER
8- 39857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREGORY, ZENT & SWANSON, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4011 W. JEFFERSON BLVD. SUITE 225
(No. and Street)

FORT WAYNE (City) INDIANA (State) 46804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER J. SWANSON (260) 432-3763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATM & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

9422 LIMA ROAD (Address) FORT WAYNE (City) INDIANA (State) 46818 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER J. SWANSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREGORY, ZENT & SWANSON, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 3/27/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TABLE OF CONTENTS

ATM & Company

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors,
Gregory, Zent & Swanson, Inc.

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson, Inc., as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in he United States of America. Those standards require that we plan and perform the audit to obtain reasonable reassurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson, Inc. as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages ten through eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respected in relation to the basic financial statements taken as a whole.

ATM & Company

Fort Wayne, Indiana,
January 31, 2012.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF FINANCIAL CONDITION as of December 31, 2011 and 2010

ASSETS

	2011	2010
Cash on hand and in bank - Note 1	$ 103,611	$ 127,360
Prepaid expenses	13,776	13,633
Furniture and fixtures, at cost, less accumulated depreciation of $(100,748)	13,149	19,709
Income tax refund receivable	-	479
Deferred income tax benefit	715	-
Total assets	$ 131,251	$ 161,181

LIABILITIES

	2011	2010
Accounts payable	$ -	$ 4,961
Commissions payable - Note 2	8,238	10,112
Payroll taxes accrued and withheld	5,933	4,451
Accrued expenses	8,625	9,710
Deferred income taxes - Note 3	-	4,052
Total liabilities	22,796	33,286

STOCKHOLDERS' EQUITY

	2011	2010
Common stock - Authorized - 1,000 shares with $100 par value Issued - 729 shares with 240 outstanding	110,746	110,746
Retained earnings	198,984	218,424
Treasury Stock - 489 shares	(201,275)	(201,275)
Total stockholders' equity	108,455	127,895
Total liabilities and stockholders' equity	$ 131,251	$ 161,181

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF INCOME
For the year ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions and management fees	$ 562,390	$ 526,182
Interest and dividend income	1,298	567
Total revenues	563,688	526,749
Expenses:		
Commissions - Note 2	239,749	188,667
Transaction fees	72,406	80,729
Salaries and wages	73,976	71,018
Office supplies	24,805	22,689
Rent - Note 4	25,221	25,108
Telephone	7,279	7,524
Computer services	32,144	32,132
Depreciation - Note 1	7,344	8,316
Licenses and permits	10,181	9,435
Legal and professional	25,833	11,905
Payroll and property taxes	18,165	16,550
Travel and entertainment	4,942	4,758
Dues and subscriptions	9,310	10,065
Utilities	5,461	5,021
Insurance	19,797	17,045
Marketing and advertising - Note 1	5,352	5,823
Employee benefits - Note 5	5,741	3,777
Donations	260	550
Settlements and charges	36	3,786
Interest	-	608
Miscellaneous	(1,805)	597
Total expenses	586,197	526,103
Income (loss) before taxes	(22,509)	646
Income taxes (benefit) - Note 6	(3,069)	648
Net loss	$ (19,440)	$ (2)

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2011 and 2010

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2011	$ 110,746	$ 218,424	$ (201,275)	$ 127,895
Net loss	-	(19,440)	-	(19,440)
Balance at December 31, 2011	$ 110,746	$ 198,984	$ (201,275)	$ 108,455

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2010	$ 110,746	$ 218,426	$ (201,275)	$ 127,897
Net loss	-	(2)	-	(2)
Balance at December 31, 2010	$ 110,746	$ 218,424	$ (201,275)	$ 127,895

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2011

Subordinated liabilities at January 1, 2011	$	-
Increases		-
Decreases -		
Payment of subordinated note		-
Subordinated liabilities at December 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011 and 2010

		2011		2010
Cash flows from operating activities:				
Net (loss)	$	(19,440)	$	(2)
Adjustments to reconcile net (loss) to net cash				
(used in) operating activities -				
Depreciation		7,344		8,316
Income tax benefit		(3,069)		-
(Increase) decrease in -				
Prepaid expenses		(143)		(2,645)
Income tax refund receivable		-		22,387
Increase (decrease) in -				
Payroll taxes accrued and withheld		1,482		577
Accounts payable		(4,961)		1,819
Accrued expenses		(1,085)		(1,408)
Deferred income taxes		(1,219)		(681)
Commissions payable		(1,874)		617
Net cash provided by (used in) operating activities		(22,965)		28,980
Cash flows from investing activities:				
Purchase of furniture and fixtures		(784)		(1,193)
Net cash (used in) investing activities		(784)		(1,193)
Cash flows from financing activities:				
Payments on capital lease		-		(6,108)
Net cash used in financing activities		-		(6,108)
Net (decrease) in cash and cash equivalents		(23,749)		21,679
Cash and cash equivalents, beginning of year		127,360		105,681
Cash and cash equivalents, end of year	$	103,611	$	127,360
Supplemental disclosures of cash flows information:				
Cash paid during the year for -				
Income taxes	$	-	$	648
Interest expense	$	-	$	608

The accompanying notes are an integral part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

METHOD - The accounts are maintained on the accrual basis.

NATURE OF BUSINESS - The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company services clients predominately located in Northeastern Indiana.

USE OF ESTIMATES - Management used estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

CUSTOMERS' SECURITIES - Transactions and related commission income and expenses are recorded on a settlement date basis.

MARKETABLE SECURITIES - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

DEPRECIATION - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten year. Depreciation for the years ended December 31, 2011 and 2010 was $7,344 and $8,316, respectively.

STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2011 consisted of the following:

Cash on hand and in bank	$ 103,611

ADVERTISING - The Company expenses advertising as incurred. Advertising expense was $5,352 and $3,161 for the years ended December 31, 2011 and 2010, respectively.

2. COMMISSIONS

Commissions payable at December 31, 2011 and 2010 of $8,238 and $10,112, respectively, are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2011 and 2010 were $229,975 and $181,250, respectively.

3. DEFERRED INCOME TAXES

Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

4. OPERATING LEASE

The company leases its office under a three year operating lease that requires monthly payments of $2,044 and expires March 2012. Rent expense for the years ended December 31, 2011 and 2010 was $24,532 each year.

Minimum future lease payments as of December 31, 2011 were $6,133 for 2012.

Management expects to renew the lease in the ensuing year.

5. EMPLOYEE BENEFIT PLAN

The Company has a SARSEP plan covering all of its employees. All employees age 21 and over with one year of experience are eligible to participate in the Plan. The Company may contribute annually to the Plan and may also match a portion of the employees' salary reduction contributions. The Company's matching contribution was $5,741 and $3,777 for the years ended December 31, 2011 and 2010, respectively.

6. INCOME TAX EXPENSE (BENEFIT)

The components of the income tax expense (benefit) for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current:		
Federal	$ (1,888)	$ 821
State	(1,900)	508
	(3,788)	1,329
Deferred:		
Federal	719	(681)
State	-	-
	719	(681)
Total expense (benefit)	$ (3,069)	$ 648

6. INCOME TAX EXPENSE (BENEFIT) (Continued)

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

	2011	2010
Accrual versus cash reporting	$ (11)	$ (288)
Depreciation	726	(393)
	$ 715	$ (681)

A reconciliation of the statutory income tax rates and the effective tax rate for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
Tax at statutory rate of 15%	$ 3,615	$ 1,329
Permanent timing differences -		
Nondeductible meals and entertainment	(200)	(216)
Miscellaneous timing differences	(346)	(465)
	$ 3,069	$ 648

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $79,776, which was $29,776 in excess of its required net capital of $50,000. The Company's net capital ratio was .27 to 1.

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION as of December 31, 2011 and 2010

	2011	2010
Net capital:		
Total stockholders' equity	$ 108,455	$ 127,894
Add: Liabilities subordinated to claims of general creditors allowable in computations of net capital	-	-
Total capital and allowable subordinated liabilities	108,455	127,894
Deductions and/or charges -		
Nonallowable assets -		
Petty cash	50	50
Prepaid expenses	13,776	13,633
Deferred tax asset	715	479
Furniture and fixtures	13,149	19,709
	27,690	33,871
Net capital before haircuts on securities positions	80,765	94,023
Haircuts on securities	989	121
Net capital	$ 79,776	$ 93,902
Aggregate indebtedness	$ 22,796	$ 33,286
Computation of basic net capital requirements:		
Minimum net capital required (15 to 1 ratio)	$ 1,520	$ 2,219
Minimum dollar net capital required ($50,000)	$ 50,000	$ 50,000
Excess net capital	$ 29,776	$ 43,902
Ratio: Aggregate indebtedness to net capital	.28 to 1	.35 to 1
Reconciliation with company's computation: (included in Part II of Form x-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) -		
FOCUS report	$ 80,491	$ 93,902
Deferred tax asset	(715)	-
Rounding	-	-
Net capital, per above	$ 79,776	$ 93,902

GREGORY, ZENT & SWANSON, INC.
STATEMENT OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2010

The Company is exempt from rule 15c3-3. All customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

To the Board of Directors,
GREGORY, ZENT & SWANSON, INC.

In planning and performing our audit of the financial statements and supplemental schedules of Gregory, Zent & Swanson, Inc., (the Corporation), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ATM & Company

Fort Wayne, Indiana,
January 31, 2012.

ATM & Company
Certified Public Accountants

To the Board of Directors of Gregory, Zent & Swanson, Inc.
4011 W. Jefferson Blvd., Suite 225
Fort Wayne, IN 46804

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Gregory, Zent & Swanson, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you in evaluating Gregory, Zent & Swanson, Inc.'s compliance with Rule 17a-5(e)(4). Gregory, Zent & Swanson's management is responsible for Gregory, Zent & Swanson's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011 noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exception; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ATM & Company

Fort Wayne, Indiana,
January 31, 2012.